FILING PURSUANT TO RULE 425

FILER: K2 INC.

SUBJECT COMPANY: RAWLINGS SPORTING GOODS COMPANY, INC.

COMMISSION FILE NO. 0-24450

Dear K2 Inc. Stockholder,

We recently mailed to you proxy materials for a Special Meeting of Stockholders to be held on March 26, 2003, regarding the proposed merger of K2 Inc. and Rawlings Sporting Goods Company, Inc., and according to our records, your vote has not been received.

Your shares cannot be voted unless you give your specific instructions and sign, date, and return your proxy card or attend the Special Meeting.

The K2 directors that voted on the matter unanimously recommend that K2 stockholders vote “FOR” the issuance of shares of K2 common stock in the merger and the amendment to the K2 certificate of incorporation.

PLEASE READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of the these documents may be obtained for free from the Securities and Exchange Commission’s website at http://www.sec.gov, or upon oral or written request to: John J. Rangel, Senior Vice President-Finance at K2 Inc., telephone number (323) 890-5830 or at jrangel@k2inc.net.

Your vote is extremely important. Please vote today using the enclosed proxy card and return envelope.

Sincerely,

Richard J. Heckmann K2 Inc. Chairman and Chief Executive Officer

K2 Inc.

4900 South Eastern Avenue

Los Angeles, California 90040

REVOCABLE PROXY

Special Meeting of Stockholders

March 26, 2003

This proxy is solicited on behalf of the Board of Directors.

The undersigned, as a holder of common stock of K2 Inc. (“K2”), hereby appoints Richard J. Heckmann and John J. Rangel, and each of them, each with the power to act alone and with full power of substitution and revocation, as attorneys and proxies of the undersigned to represent and to vote as designated on this card all of the shares of K2 common stock which the undersigned is entitled to vote at the special meeting of stockholders to be held at the Hilton Los Angeles Airport, 5711 West Century Boulevard, Los Angeles, California, 90045, on Wednesday, March 26, 2003, commencing at 11:00 a.m., Pacific Time, and at all adjournments thereof.

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This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder(s), but if no direction is made, this proxy will be voted FOR the Merger Proposal and the Amendment Proposal.

Please mark your votes as indicated in this example	☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL AND “FOR” THE AMENDMENT PROPOSAL

Item 1:	Merger Proposal. Proposal to approve the issuance of shares of K2 common stock, par value $1.00 per share, pursuant to the merger combining K2 and Rawlings Sporting Goods Company, Inc.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Item 2:	Amendment Proposal. Proposal to approve the amendment of K2’s certificate of incorporation to increase the authorized common stock of K2 from 40,000,000 to 60,000,000 shares.	FOR ☐	AGAINST ☐	ABSTAIN ☐

In their discretion, the proxies are authorized to vote upon such other business as properly may come before the special meeting of stockholders.

Dated: ,2003

Signature

Signature (if held jointly)

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE PREPAID ENVELOPE.

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CONTROL NUMBER FOR TELEPHONE/INTERNET VOTING